082-34635

RETAIL HOLDINGS N.V.

RECEIVED

2007 AUG 22 A 11:49

[redacted] ICE

August 16, 2007

07026147

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Singer NV

Re: ~~Retail Holdings N.V.~~
Exemption Number 82-5225

Dear Sir/Madam:

On behalf of Retail Holdings N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated August 16, 2007, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Amy Pappas

Amy Pappas
Corporate Secretary

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

Enclosure(s)

8/23

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5255

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44, Willemstad
Curacao, Netherlands Antilles

Dated August 16, 2007

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5225

Exhibit Index to Report

Exhibit No.	
1	Press Release: Retail Holdings N.V. Announces Results for the Six Month Period Ended June 30, 2007
2	Retail Holdings N.V. Summary Semi-Annual Report for period ending June 30, 2007

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption Number 82-5225

FOR IMMEDIATE RELEASE
August 16, 2007

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2007

August 16, 2007, Curaçao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the "Company") announced today its results for the six months ended June 30, 2007.

The Company also announced that shareholders at ReHo's Annual Meeting on July 19, 2007 approved the payment of a special dividend of $1.00 per Share and that the dividend has been paid to shareholders of record on that day.

2007 First Half Results

The Company's consolidated results for the first half of 2007 continued to be negatively impacted by the results for Thailand, reflecting, among other factors, continuing poor collection performance on Thailand's outstanding installment accounts, management's decision to provide a valuation allowance against Thailand's tax losses and the appreciation of the Thai Baht against the US dollar.

For the six months ended June 30, 2007, the Company reported consolidated revenue of $133.4 million compared to consolidated revenue of $122.7 million for the same period in 2006, an increase of $10.7 million or 8.7%. The increase in consolidated revenue is due to the continued growth at the retail operating units in Bangladesh, Pakistan and Sri Lanka, which increased revenue by $5.4 million for the six-month period to $94.2 million, or by 6.1%, as compared to the same period in 2006. Revenue in Thailand also increased in 2007, by $5.4 million as compared to the same period in 2006, primarily due to somewhat higher appliance sales and a lower level of product reverts.

The Company's revenue for the six months in 2007 includes $21.1 million of finance earnings on consumer credit sales compared to $25.1 million of finance earnings on consumer credit sales for the same period in 2006. The decrease in finance earnings is due to decreased credit earnings in Thailand, partially offset by increased credit earnings at the retail operating units in Bangladesh, Pakistan and Sri Lanka as a result of their strong sales and credit promotion.

Gross profit for the six months ended June 30, 2007 was $54.4 million, representing a gross profit as a percentage of revenue of 40.8% as compared to $57.9 million and a gross profit percentage of 47.1% for the same period in 2006. The decrease in gross profit percentage is primarily due to the significant increase in Thailand's used motorcycles sales which have a lower gross profit contribution and the decrease in finance earnings. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $33.2 million for the six months ended June 30, 2007, representing a gross profit as a percentage of revenue of 35.2%, as compared to $28.5 million and a gross profit percentage of 32.1% for the six months ending June 30, 2006.

Selling and administrative expense for the six months ended June 30, 2007 was $52.7 million, representing 39.5% of revenue, as compared to $56.2 million and 45.8% of revenue for the same period in 2006. The decrease in selling and administrative expense as a percentage of revenue is primarily due to Thailand's sales increase without a corresponding increase in fixed selling and administrative expense. Selling and administrative expense at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $21.2 million, representing 22.5% of revenue, as compared to $18.7 million and 21.0% of revenue for the same period in 2006.

Operating income for the six months ended June 30, 2007 and 2006 was $1.7 million. Operating profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased $2.1 million to $12.0 million, an increase of 21.7% over prior period, while Thailand's operating loss increased $3.3 million to $7.9 million for the six months ended June 30, 2007. There were improvements in operating profits in the Philippines and India and reduced corporate expense.

Interest expense was $8.3 million and $6.3 million for the six months ended June 30, 2007 and 2006, respectively. The increase in interest expense reflects higher interest rates, resulting both from an increase in rates generally and a shift in the mix of borrowings among the countries to those with higher rates.

Equity earnings from Operating Affiliates were $0.9 million and $0.6 million for the six months ended June 30, 2007 and 2006, respectively. The $0.3 million improvement is primarily due to enhanced operating performance at affiliates in Bangladesh and Sri Lanka.

Royalty expense was $1.3 million and $1.2 million for the six months ended June 30, 2007 and 2006, respectively. The increase in royalty expense is due to increased revenue in Singer Asia. The royalty expense is for the use of the Singer® trademark by the companies of Singer Asia.

Miscellaneous other income was $2.4 million and $2.5 million for the six months ended June 30, 2007 and 2006, respectively. Other income is primarily interest income from investments and the KSIN and Jamaica Notes receivable. The slight decrease in Other income is due to foreign exchange losses of $0.1 million in 2007 as compared to foreign exchange gains of $0.2 million in 2006.

Provision for income taxes amounted to $2.5 million and $0.3 million for the six months ended June 30, 2007 and 2006, respectively. The $2.2 million increase in the provision for income taxes is primarily due to management's decision to provide a valuation allowance for deferred tax due to the substantial Thailand loss in the first half of 2007. There was no valuation allowance established during the same period in 2006, resulting in a negative income tax provision reflecting the significant operating losses incurred during 2006.

Minority interest share in loss was $5.3 million and $2.3 million for the six months ended June 30, 2007 and 2006, respectively. The increase in minority interest share in loss is primarily due to the $4.9 million increase in net loss in Thailand in 2007 as compared to the same period in 2006, which results are shared both by the 46.6% public shareholders of Singer Thailand and the 43.2% minority shareholder in Singer Asia.

The net income available to Common Shares was a loss of $1.9 million for the six months ended June 30, 2007 as compared to a $0.8 million net loss in 2006. This is equivalent to basic and diluted loss per Share of $0.37 in 2007, as compared to basic and diluted loss per Share of $0.15 in 2006.

Chairman's Comments

Commenting on the first half results, Stephen H. Goodman, ReHo's Chairman, President and Chief Executive Officer, noted, "The strong revenue and profit performance realized by our Asia retail operations during the first half of 2007 was again masked by the very poor results at Singer Thailand.

"While I remain optimistic that Thailand will again be profitable, it is taking more time than initially anticipated for the initiatives introduced by new management during the second half of 2006 and the first half of this year to restore credit and profit performance. Thailand will likely report a smaller but still substantial loss in the second half of this year.

"The Company's strategy continues to be to maximize the value of its assets, particularly ReHo's stake in Singer Asia, continuing to grow Singer Asia and improve its operating performance and profitability, including successfully addressing the challenges at Singer Thailand."

About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer® worldwide sewing business and trademark; and 3) cash and cash equivalents. The Company has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing machine business and the Singer® trademark in September 2004.

Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading ReHo's shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2006, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2006 Annual Report dated May 2007, and the prior Disclosure Statements and Reports dated April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all semi-annual and quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

As described in greater detail in the ReHo 2006 Summary Annual Report dated May 2007, it is the Company's intention not to provide regular quarterly reports including the information that

might be included in a Form 10-Q quarterly report. The Company expects to issue only a Summary Annual Report and a Summary Semi-Annual Report, the latter to include an unaudited, six month, Consolidated Statement of Operations, Consolidated Balance Sheet and Consolidated Statement of Cash Flows with limited commentary.

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rate, particularly between the US dollar and the currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Amy Pappas at (914) 241-3404.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006 (Unaudited)
(in thousands of U.S. dollars, except Share and per Share amounts)

	Six Months ended June 30, 2007	Six Months ended June 30, 2006
REVENUES	$ 133,429	$ 122,717
COST OF REVENUES	79,014	64,862
Gross profit	54,415	57,855
SELLING AND ADMINISTRATIVE EXPENSES	52,667	56,188
Operating income	1,748	1,667
OTHER INCOME (EXPENSE):		
Interest expense	(8,338)	(6,295)
Equity in earnings from affiliates	872	638
Royalty expense	(1,334)	(1,227)
Other, net	2,436	2,462
Other income (expense), net	(6,364)	(4,422)
Loss before provision for income taxes and minority interest	(4,616)	(2,755)
PROVISION FOR INCOME TAXES	2,528	277
MINORITY INTEREST SHARE IN LOSS	(5,253)	(2,275)
NET LOSS	$ (1,891)	$ (757)
Loss per Common Share – basic and diluted	$ (0.37)	$ (0.15)
Basic weighted average Common Shares outstanding	5,112,758	5,179,277
Diluted weighted average Common Shares outstanding	5,230,312	5,331,629

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

JUNE 30, 2007 (Unaudited) AND DECEMBER 31, 2006 (Audited)

(in thousands of U.S. dollars, except Share and per Share amounts)

	(Unaudited) June 30, 2007	(Audited) December 31, 2006
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 31,351	$ 32,454
Accounts receivable	114,887	114,463
Inventories	56,768	56,785
Other current assets	24,026	19,610
Total current assets	227,032	223,31223,28 5
Investment in affiliates	7,893	7,715
Installment receivables due in excess of one year	28,297	35,863
Property, plant and equipment	26,996	25,834
Goodwill and intangible assets	15,137	15,167
Other assets	27,657	27,629
Total assets	$ 333,012	$ 335,493
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Notes and loans payable	$ 75,046	$ 70,789
Current portion of long-term debt	23,101	24,278
Accounts payable	18,153	19,076
Accrued liabilities	20,021	18,911
Total current liabilities	136,321	133,054
Long-term debt, excluding current portion	50,033	53,560
Other non-current liabilities	17,279	15,157
Minority interest	47,760	51,451
Total liabilities	251,393	253,2223,222
SHAREHOLDERS' EQUITY:		
Common Shares, $0.01 par value, authorized 20,000,000 shares; issued and outstanding 5,161,516 in 2007 and 5,086,766 in 2006	52	51
Additional paid-in capital	91,105	90,926
Deficit	(5,736)	(3,845)
Accumulated other comprehensive loss	(3,802)	(4,861)
Total shareholders' equity	81,619	82,271
Total liabilities and shareholders' equity	$ 333,012	$ 2,532,558,71 535,493

Exemption Number 82-5225

SUMMARY SEMI-ANNUAL REPORT

Retail Holdings N.V.

For the Semi-Annual Period Ended
June 30, 2007

About Retail Holdings

Retail Holdings N.V., ("ReHo" or the "Company") is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. The Company has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing machine business and the Singer® trademark in September 2004.

Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading ReHo's shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2006, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2006 Annual Report dated May 2007, and the prior Disclosure Statements and Reports dated April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all semi-annual and quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States of America.

The registered offices of the Company are located at Schottegatweg Oost 44, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, NV Adminservice Corporation, located at 280 North Bedford Road, Mt. Kisco, New York 10549, and its telephone number is 914 241-3404. The Company's share transfer agent is Mellon Investor Services LLC, at P. O. Box 3315 South Hackensack, New Jersey 07606, and its telephone number is 1-800-522-6645 (or from overseas 1-201-680-656). The Company's website is www.retailholdings.com.

Strategy Statement

Retail Holdings N.V., is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited ("Singer Asia"), who through operating units located in selected emerging markets in Asia acts as a distributor of consumer durable products, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. The Company has no operating activities other than those carried out through Singer Asia and has no plans to acquire other operating assets.

The Company's strategy is to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders.

The Company will seek to grow, to enhance the profitability of, and to increase the potential public market and private sales value of Singer Asia, with the objective of monetizing the Company's investment in Singer Asia, either through a public offering and subsequent distribution of any remaining Singer Asia shares, or through a private sale of Singer Asia. Principal payments of $26.0 million, plus interest, are due from the seller notes in the period through September 2011. In the interim, pending the offering or sale of Singer Asia, realization of the principal on the seller notes, and the ultimate liquidation of the Company, ReHo's strategy is to minimize holding company personnel and cost of administration.

ReHo over the past several years has used a portion of the cash and cash equivalents in excess of its requirements to reduce the number of the Company's outstanding Shares and options for Shares.

In addition, the Company has introduced a dividend program. A special dividend of $1.00 a Share was paid to shareholders of record on July 19, 2007. ReHo anticipates making dividend recommendations in subsequent years, although the dividends in those years may be less than the special dividend in 2007.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to ReHo's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside management's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements. You should not rely on any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and the currencies in which Singer Asia makes significant sales or in which assets and liabilities are denominated; Singer Asia's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN (now known as SVP) and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

The information included in this Summary Semi-Annual Report does not purport to be inclusive of all the information that might be included in a Form 10-Q quarterly report. It only contains summary information that, in the opinion of management, is most relevant for understanding the Company's financial results during the first six months of 2007.

As described in greater detail in the ReHo 2006 Summary Annual Report dated May 2007, it is the Company's intention not to provide regular quarterly reports including the information that might be included in a Form 10-Q quarterly report. The Company expects to issue only a Summary Annual Report and a Summary Semi-Annual Report, the latter to include an unaudited, six month, Condensed Consolidated Statement of Operations, Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Cash Flows with limited commentary.

RETAIL HOLDINGS N.V.

INDEX

PART I

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007 (Unaudited) AND DECEMBER 31, 2006 (Audited)
(in thousands of U.S. dollars, except Share and per Share amounts)

	Notes	(Unaudited) June 30, 2007	(Audited) December 31, 2006
ASSETS:			
Current assets:			
Cash and cash equivalents		$ 31,351	$ 32,454
Accounts receivable	3	114,887	114,463
Inventories		56,768	56,785
Other current assets		24,026	19,610
Total current assets		227,032	223,285
Investment in affiliates		7,893	7,715
Installment receivables due in excess of one year		28,297	35,863
Property, plant and equipment		26,996	25,834
Goodwill and intangible assets		15,137	15,167
Other assets	4	27,657	27,629
Total assets		$ 333,012	$ 335,493
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Current liabilities:			
Notes and loans payable	5	$ 75,046	$ 70,789
Current portion of long-term debt		23,101	24,278
Accounts payable		18,153	19,076
Accrued liabilities		20,021	18,911
Total current liabilities		136,321	133,054
Long-term debt, excluding current portion	6	50,033	53,560
Other non-current liabilities		17,279	15,157
Minority interest		47,760	51,451
Total liabilities		251,393	253,222
SHAREHOLDERS' EQUITY:	7		
Common Shares, $0.01 par value, authorized 20,000,000 shares; issued and outstanding 5,161,516 in 2007 and 5,086,766 in 2006		52	51
Additional paid-in capital		91,105	90,926
Deficit		(5,736)	(3,845)
Accumulated other comprehensive loss		(3,802)	(4,861)
Total shareholders' equity		81,619	82,271
Total liabilities and shareholders' equity		$ 333,012	$ 335,493

See the accompanying selected notes to condensed consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006 (Unaudited)
(in thousands of U.S. dollars, except Share and per Share amounts)

	Six Months ended June 30, 2007	Six Months ended June 30, 2006
REVENUES	$ 133,429	$ 122,717
COST OF REVENUES	79,014	64,862
Gross profit	54,415	57,855
SELLING AND ADMINISTRATIVE EXPENSES	52,667	56,188
Operating income	1,748	1,667
OTHER INCOME (EXPENSE):		
Interest expense	(8,338)	(6,295)
Equity in earnings from affiliates	872	638
Royalty expense	(1,334)	(1,227)
Other, net	2,436	2,462
Other income (expense), net	(6,364)	(4,422)
Loss before provision for income taxes and minority interest	(4,616)	(2,755)
PROVISION FOR INCOME TAXES	2,528	277
MINORITY INTEREST SHARE IN LOSS	(5,253)	(2,275)
NET LOSS	$ (1,891)	$ (757)
Loss per Common Share – basic and diluted	$ (0.37)	$ (0.15)
Basic weighted average Common Shares outstanding	5,112,758	5,179,277
Diluted weighted average Common Shares outstanding	5,230,312	5,331,629

See the accompanying selected notes to condensed consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006 (Unaudited)
(in thousands of U.S. dollars)

	Six Months ended June 30, 2007	Six Months ended June 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss from continuing operations	$ (1,891)	$ (757)
Adjustments to reconcile net loss to net cash used in operating activities-		
Depreciation and amortization	1,891	1,448
Provision for doubtful accounts	10,735	14,535
Minority interest share in loss	(5,253)	(2,275)
Deferred income tax	537	(1,867)
Equity in income from affiliates, net of dividends received	(872)	(638)
Gain from disposal of property, plant and equipment	(242)	(20)
Change in assets and liabilities-		
Accounts receivable and installment receivable due in excess of one year	4,032	(377)
Inventory	869	(7,100)
Other current assets	(2,674)	2,147
Accounts payable and accrued expenses	(2,426)	5,627
Other, net	1,473	2,474
Net cash provided by operating activities	6,179	13,197
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(2,470)	(3,578)
Proceeds from disposal of property, plant and equipment	589	63
Proceeds from sale of investment in affiliates	575	-
Net cash used in investing activities	(1,306)	(3,515)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net decrease in notes and loans payable	(1,060)	(10,543)
Additions (repayments) in long-term debt, net	(5,453)	5,243
Purchase of treasury stock and options	-	(252)
Proceeds from stock options exercised	181	44
Subsidiary dividends paid to minority shareholders	(458)	(560)
Net cash used in financing activities	(6,790)	(6,068)
Effect of exchange rate changes on cash	814	(1,798)
Net increase (decrease) in cash and cash equivalents	(1,103)	1,816
CASH AND CASH EQUIVALENTS, at beginning of the period	32,454	33,194
CASH AND CASH EQUIVALENTS, at end of the period	$ 31,351	$ 35,010

See accompanying selected notes to condensed consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

SELECTED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in thousands of US dollars, except Share and per Share amounts)

1. BUSINESS AND ORGANIZATION

Retail Holdings N.V. ("ReHo" or the "Company"), formerly known as Singer N.V., was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the reorganization plan under Chapter 11 of the United States Bankruptcy Code, effective September 14, 2000, ReHo became the parent company of several operating companies formerly owned by The Singer Company N.V.

The Company is a holding company with three principal assets:

1. A 56.8% equity interest in Singer Asia Limited ("Singer Asia"), who through operating unites located in selected emerging markets in Asia acts as a distributor of consumer durable products with consumer credit and other financial services available to qualified customers;
2. Sellers notes, primarily arising from the sale of the Singer worldwide sewing business and trademark in September 2004; and
3. Cash and cash equivalents.

ReHo has no operating activities other than those carried out through Singer Asia.

2. BASIS OF PRESENTATION

The accompanying unaudited, interim, condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the six-month period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2006 Summary Annual Report dated May 2007.

For a summary of the Company's Significant Accounting Policies see the ReHo 2006 Summary Annual Report, Notes to Consolidated Financial Statements.

Recently Issued Accounting Pronouncements and Guidance

For a summary of Recently Issued Accounting Pronouncements and Guidance and their likely impact on the Company see the ReHo 2006 Summary Annual Report, Notes to Consolidated Financial Statements.

3. ACCOUNTS RECEIVABLE

		June 30, 2007		December 31, 2006
Trade receivables, net	$	15,310	$	11,652
Installment receivables, net		153,306		166,067
Receivables from affiliates, net		2,466		2,152
Current portion of Jamaica Notes		980		980
Other		8,370		9,641
	$	180,432	$	190,492
Less:				
Unearned finance charges		(37,248)		(40,166)
Installment receivables due in excess of one year		(28,297)		(35,863)
	$	114,887	$	114,463
Allowance for doubtful accounts deducted above	$	33,325	$	28,110

4. OTHER ASSETS

Other assets include the KSIN and long-term Jamaica Notes. The KSIN Notes bear interest at 10.0% per annum, paid semi-annually in arrears in June and December. On each interest payment date, the issuer of the KSIN Notes has the option to capitalize up to 30% of the interest due by increasing the outstanding principal amount of these Notes by a corresponding amount. One third of the original principal amount of the KSIN Notes is due September 2010 and the remaining balance is due September 2011. The KSIN Notes are shown net of a valuation reserve. There are two long-term Jamaica Notes; a $1,845 note bearing interest at 2.1% per annum, payable quarterly, with principal payments continuing until March 2009, and a $500 note bearing interest at 10.0% per annum, payable quarterly, with principal payments commencing March 2009 continuing until June 2010.

5. NOTES AND LOANS PAYABLE

	Weighted Average Interest Rate 2007	Weighted Average Interest Rate 2006		June 30, 2007		December 31, 2006
Sri Lanka	17.6%	14.3%	$	29,932	$	29,388
Thailand	6.1%	6.3%		22,117		20,881
Bangladesh	13.2%	12.9%		14,666		13,073
Pakistan	11.1%	12.4%		6,590		5,634
Philippines	10.6%	11.9%		1,301		1,373
Corporate, non interest bearing	-	-		440		440
			$	75,046	$	70,789

Notes and loans payable are due within one year, denominated in local currency and generally are collateralized by receivables, inventory, and property, plant and equipment or have a negative pledge of the local operating company.

Covenants

As of June 30, 2007 and December 31, 2006 the Company and all of its subsidiaries were in compliance with all applicable financial covenants.

6. LONG-TERM DEBT

Long-term debt is denominated in local currency and is summarized as follows:

	Weighted Average Interest Rate 2007	Weighted Average Interest Rate 2006	June 30, 2007	December 31, 2006
Loans:				
Thailand due to banks	5.8%	6.1%	$ 33,824	$ 43,696
Sri Lanka debentures and due to banks	15.2%	12.4%	32,683	28,592
Pakistan due to banks	10.3%	12.3%	5,719	3,827
Bangladesh due to banks	13.0%	-	886	-
Philippines due to bank	14.0%	10.5%	22	1,723
			73,134	77,838
Less- current portion			(23,101)	(24,278)
			$ 50,033	$ 53,560

7. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

The authorized capital of the Company is $210, divided into (a) twenty million (20,000,000) Common Shares (the "Shares") with a par value of $0.01 per Share and (b) one million (1,000,000) Preferred Shares (the "Preferred Shares") with a par value of $0.01 per Preferred Share.

Preferred Shares can be issued in one or more series, of which one series was issued. This series, designated the Series A Convertible Preferred Stock, consisting of 40 Preferred Shares, with a liquidation preference of $500,000 per Preferred Share, was purchased by the Company in 2003. During 2006, the Preferred Shares that were previously classified as Preferred Treasury Shares were cancelled.

As of June 30, 2007 and December 31, 2006, there are 1,181,058 Shares that are classified as Treasury Shares. During 2006, 2,426,781 Shares that were previously classified as Treasury Shares were cancelled. As of June 30, 2007 and December 31, 2006 5,161,516 Shares and 5,086,766 Shares, respectively, are issued and outstanding (excluding Shares in Treasury).

8. COMPREHENSIVE INCOME

	Six Months ended June 30, 2007 and 2006	
Net loss	$ (1,891)	$ (757)
Other comprehensive income:		
Foreign currency translation adjustment	1,059	593
Comprehensive loss	$ (832)	$ (164)

9. STOCK OPTION PLAN

A summary of changes in the ReHo stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding, December 31, 2005	325,000	$ 3.28
Exercised	(22,500)	1.96
Purchased by the Company	(21,000)	1.39
Outstanding, December 31, 2006	281,500	3.53
Exercised	(74,750)	2.43
Outstanding, June 30, 2007	206,750	$ 3.93

PART II

Management's Summary Discussion and Analysis of Financial Condition and Results of Operations

The following summary discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2006 and the unaudited condensed consolidated financial statements of the Company for the six months ended June 30, 2007 and 2006. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed in the Company's 2006 Summary Annual Report dated May 2007.

Results of Operations

Six Months Ended June 30, 2007 and June 30, 2006

The Company's consolidated results for the first half of 2007 continued to be negatively impacted by the results for Thailand, reflecting, among other factors, continuing poor collection performance on Thailand's outstanding installment accounts, management's decision to provide a valuation allowance against Thailand's tax losses and the appreciation of the Thai Baht against the US dollar.

For the six months ended June 30, 2007, the Company reported consolidated revenue of $133.4 million compared to consolidated revenue of $122.7 million for the same period in 2006, an increase of $10.7 million or 8.7%. The increase in consolidated revenue is due to the continued growth at the retail operating units in Bangladesh, Pakistan and Sri Lanka, which increased revenue by $5.4 million for the six-month period to $94.2 million, or by 6.1%, as compared to the same period in 2006. Revenue in Thailand also increased in 2007, by $5.4 million as compared to the same period in 2006, primarily due to somewhat higher appliance sales and a lower level of product reverts.

The Company's revenue for the six months in 2007 includes $21.1 million of finance earnings on consumer credit sales compared to $25.1 million of finance earnings on consumer credit sales for the same period in 2006. The decrease in finance earnings is due to decreased credit earnings in Thailand, partially offset by increased credit earnings at the retail operating units in Bangladesh, Pakistan and Sri Lanka as a result of their strong sales and credit promotion.

Gross profit for the six months ended June 30, 2007 was $54.4 million, representing a gross profit as a percentage of revenue of 40.8% as compared to $57.9 million and a gross profit percentage of 47.1% for the same period in 2006. The decrease in gross profit percentage is primarily due to the significant increase in Thailand's used motorcycles sales which have a lower gross profit contribution and the decrease in finance earnings. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $33.2 million for the six months ended June 30, 2007, representing a gross profit as a percentage of revenue of 35.2%, as compared to $28.5 million and a gross profit percentage of 32.1% for the six months ending June 30, 2006.

Selling and administrative expense for the six months ended June 30, 2007 was $52.7 million, representing 39.5% of revenue, as compared to $56.2 million and 45.8% of revenue for the same period in 2006. The decrease in selling and administrative expense as a percentage of revenue is primarily due to Thailand's sales increase without a corresponding increase in fixed selling and

administrative expense. Selling and administrative expense at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $21.2 million, representing 22.5% of revenue, as compared to $18.7 million and 21.0% of revenue for the same period in 2006.

Operating income for the six months ended June 30, 2007 and 2006 was $1.7 million. Operating profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased $2.1 million to $12.0 million, an increase of 21.7% over prior period, while Thailand's operating loss increased $3.3 million to $7.9 million for the six months ended June 30, 2007. There were improvements in operating profits in the Philippines and India and reduced corporate expense.

Interest expense was $8.3 million and $6.3 million for the six months ended June 30, 2007 and 2006, respectively. The increase in interest expense reflects higher interest rates, resulting both from an increase in rates generally and a shift in the mix of borrowings among the countries to those with higher rates.

Equity earnings from Operating Affiliates were $0.9 million and $0.6 million for the six months ended June 30, 2007 and 2006, respectively. The $0.3 million improvement is primarily due to enhanced operating performance at affiliates in Bangladesh and Sri Lanka.

Royalty expense was $1.3 million and $1.2 million for the six months ended June 30, 2007 and 2006, respectively. The increase in royalty expense is due to increased revenue in Singer Asia. The royalty expense is for the use of the Singer® trademark by the companies of Singer Asia.

Miscellaneous other income was $2.4 million and $2.5 million for the six months ended June 30, 2007 and 2006, respectively. Other income is primarily interest income from investments and the KSIN and Jamaica Notes receivable. The slight decrease in Other income is due to foreign exchange losses of $0.1 million in 2007 as compared to foreign exchange gains of $0.2 million in 2006.

Provision for income taxes amounted to $2.5 million and $0.3 million for the six months ended June 30, 2007 and 2006, respectively. The $2.2 million increase in the provision for income taxes is primarily due to management's decision to provide a valuation allowance for deferred tax due to the substantial Thailand loss in the first half of 2007. There was no valuation allowance established during the same period in 2006, resulting in a negative income tax provision reflecting the significant operating losses incurred during 2006.

Minority interest share in loss was $5.3 million and $2.3 million for the six months ended June 30, 2007 and 2006, respectively. The increase in minority interest share in loss is primarily due to the $4.9 million increase in net loss in Thailand in 2007 as compared to the same period in 2006, which results are shared both by the 46.6% public shareholders of Singer Thailand and the 43.2% minority shareholder in Singer Asia.

The net income available to Common Shares was a loss of $1.9 million for the six months ended June 30, 2007 as compared to a $0.8 million net loss in 2006. This is equivalent to basic and diluted loss per Share of $0.37 in 2007, as compared to basic and diluted loss per Share of $0.15 in 2006.

Liquidity and Capital Resources

Six Months Ended June 30, 2007 and June 30, 2006

For the six months ended June 30, 2007, the Company had a net cash inflow from operations of $6.2 million. This is primarily due to $4.9 million cash income from operations after excluding non cash items such as provision for doubtful accounts, a $4.0 million decrease in accounts receivable and installments receivable due more than one year and a $0.9 million decrease in inventories, partially offset by a $2.4 million decrease in accounts payable and accrued expenses and a $2.7 million increase in other current assets.

Net cash used in investing activities was $1.3 million, reflecting capital expenditures of $2.5 million, offset, in part, by proceeds of $0.6 million from the sale of property and $0.6 million from decrease in investments in affiliates.

Net cash used in financing activities was $6.8 million, which consisted of a $1.1 million decrease in notes and loans payable, and repayments of long-term debt, net of additions, of $5.5 million. Proceeds from stock options exercised contributed $0.2 million. Dividend payments by subsidiaries to minority shareholders totaled $0.5 million. The net effect was a decrease in cash and cash equivalents by $1.1 million to $31.4 million at June 30, 2007.

For the six months ended June 30, 2006, the Company had a net cash inflow from operations of $13.2 million. This is primarily due to $10.4 million cash income from continuing operations after excluding non cash items such as provision for doubtful accounts, and a $5.6 million increase in accounts payable and accrued expenses, partially offset by a $7.1 million increase in inventories

Net cash used in investing activities was $3.5 million for capital expenditures.

Net cash used in financing activities was $6.1 million, which consisted of a $10.5 million decrease in notes and loans payable, offset, in part, by additions to long-term debt, net of repayments, of $5.2 million. Purchases of treasury stock and options, net of proceeds from stock options exercised, utilized $0.3 million. Dividend payments by subsidiaries to minority shareholders totaled $0.6 million. The net effect was an increase in cash and cash equivalents by $1.8 million to $35.0 million at June 30, 2006.

Working capital as of June 30, 2007 of $90.7 million showed an increase of $0.5 million from the $90.2 million of working capital as at December 31, 2006.

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the six months ended June 30, 2007 and 2006 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial condition or results of operation. The amount spent on environmental and pollution matters were not material for the six months ended June 30, 2007 and 2006.

Market Risks

ReHo has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet are subject to foreign exchange rate fluctuations.

Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial condition or results of operations.

There have been no material changes in the market risks faced by ReHo since December 31, 2006. For a discussion of these market risks and other risk factors see the ReHo 2006 Summary Annual Report dated May 2007.